UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.  3 )*

Under the Securities Exchange Act of 1934

NORTH AMERICAN ENERGY PARTNERS INC.
(Name of Issuer)

COMMON STOCK (NO PAR VALUE)
(Title of Class of Securities)

656844107
(CUSIP Number)

Philip A. Falcone Chief Executive Officer 450 Park Avenue, 27th Floor New York, New York 10022 (212) 906-8555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 656844107	Page 1 of 6

1	NAME OF REPORTING PERSON Harbinger Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,728,721
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,728,721
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,728,721
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.05%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 656844107	Page 2 of 6

1	NAME OF REPORTING PERSON Philip Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,728,721
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,728,721
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,728,721
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.05%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 656844107	Page 3 of 6

Item 1.    Security and Issuer.

This Amendment No. 3 to Schedule 13D is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on June 27, 2011, as amended by Amendment No. 1 filed on July 22, 2011 and Amendment No. 2 filed on August 8, 2011 (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, no par value per share (the “Shares”), of North American Energy Partners Inc., a Canadian corporation (the “Issuer”). The principal executive offices of the Issuer are located at Zone 3 Acheson Industrial Area, 2-53016 Highway 60,  Acheson, Alberta, Canada T7X-5A7.

Item 2.    Identity and Background.

No material change.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The funds used for the purchase of the Shares were derived from general working capital, which may have included margin account borrowings made in the ordinary course of  business.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time.  Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of approximately $3,058,237 was paid to acquire the aggregate of 558,500 Shares acquired by the Reporting Persons since the filing of the last report.”

CUSIP No. 656844107	Page 4 of 6

Item 4.    Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following as the last paragraph thereof:

“As required by applicable Canadian securities laws, the Reporting Person issued a press release on August 12, 2011 announcing that they had acquired additional Shares (the “August 12 Press Release”). The foregoing description of the August 12 Press Release does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Press Release, which is filed as Exhibit G.”

Item 5.    Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

“References to percentage ownerships of Shares in this Schedule 13D are based upon the 36,249,086 Shares stated to be outstanding as of June 2, 2011 by the Issuer in its Annual Information Form dated June 2, 2011.  The Shares reported in this Schedule 13D are held in the name of HGI Funding. Other than any beneficial ownership which may be deemed to exist as a result of the relationships among the Harbinger Persons discussed herein (which beneficial ownership is disclaimed), the Instruction C Persons do not beneficially own any Shares.

(a, b) As of the date hereof, HGI may be deemed to be the beneficial owner of 4,728,721 Shares, constituting 13.05% of the outstanding Shares.

HGI has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,728,721 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,728,721 Shares.

CUSIP No. 656844107	Page 5 of 6

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 4,728,721 Shares, constituting 13.05% of the outstanding Shares.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,728,721 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,728,721 Shares.

(c) The trading dates, number of Shares purchased and price per Share for all transactions in the Shares that were effected by the Reporting Persons since the date of the filing of the last report are set forth in Exhibit H hereto.”

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         No material change.

Item 7.    Material to be Filed as Exhibits.

Exhibit G:	August 12 Press Release

Exhibit H:	Transactions in the Shares

Exhibit I:	Joint Filing Agreement

CUSIP No. 656844107	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER GROUP INC.
By:	/s/ Philip A. Falcone
	Name:	Philip A. Falcone
	Title:	Chief Executive Officer

/s/ Philip A. Falcone
Philip A. Falcone

August 18, 2011

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

Exhibit G

Acquisition of Securities of North American Energy Partners Inc.

This press release is being issued as required by Multilateral Instrument 62-104 - Take-Over
Bids and Issuer Bids and National Instrument 62-103 - The Early Warning System
and Related Take -Over Bid and Insider Reporting Issues.

NEW YORK, Aug. 12, 2011 /PRNewswire via COMTEX/ --

Harbinger Group Inc. (NYSE: HRG) (the “Company”) announced that it acquired in open market purchases on the New York Stock Exchange on August 12, 2011, an aggregate of 60,000 common shares (“Shares”) of North American Energy Partners Inc. (the “Issuer”), 50,000 at a price of $5.10 per Share and 10,000 at a price of $5.11. These 60,000 Shares represented approximately 0.17% of the outstanding Shares. Together with the Shares previously acquired by the Company, the Company holds an aggregate of 4,428,721 Shares, representing approximately 12.22% of the outstanding Shares. All Shares owned by the Company are held in the name of HGI Funding, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of the Company.

The Shares are currently being held for investment purposes. However, as reported in the Company’s Schedule 13D reports filed with the United States Securities and Exchange Commission reporting its acquisition of Shares, the Company and its affiliates (the “Harbinger Persons”) expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Harbinger Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, each Harbinger Person may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional Shares or other securities of the Issuer, including acquisitions from affiliates of the Harbinger Persons; (ii) dispose or transfer of all or a portion of the securities of the Issuer, including the Shares, that the Harbinger Persons now own or may hereafter acquire to any person or entity, including dispositions to affiliates of the Harbinger Persons; (iii) enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another person’s assets or business, including acquisitions from affiliates of the Harbinger Persons; (v) cause or seek to cause the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations or mergers or to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including acquisitions, business combinations, mergers, sales, transfers and other dispositions with or to affiliates of the Harbinger Persons; (vi) restructure the Issuer’s or any of its subsidiaries’ capitalization, indebtedness or holding company arrangements; (vii) make personnel changes to the present management of the Issuer deemed necessary or desirable; (viii) change the identity of the directors of the Issuer; (ix) make or propose any other material change in the Issuer’s or any of its subsidiaries’ corporate structure or business; or (x) engage in communications with one or more stockholders, officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above.

The Company will file an early warning report on SEDAR, which will be available for review on the Issuer’s profile on the SEDAR website at http://www.sedar.com/.

About Harbinger Group Inc.

Harbinger Group Inc. is a diversified holding company. The Company’s principal operations are conducted through subsidiaries that offer life insurance and annuity products, and branded consumer products such as batteries, pet supplies, home and garden control products, personal care and small appliances. The Company focuses on opportunities in these sectors as well as financial products, telecommunications, agriculture, power generation and water and natural resources. The Company makes certain reports available free of charge on its website at http://www.harbingergroupinc.com/ as soon as reasonably practicable after each such reports is electronically filed with, or furnished to, the Securities and Exchange Commission.

Forward-Looking Statements

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995: Some of the statements contained in the Press Release may be forward-looking statements based upon management’s current expectations that are subject to risks, and uncertainties that could cause actual results, events and developments to differ materially from those set forth in or implied by such forward-looking statements. These statements and other forward-looking statements made from time-to-time by the Company and its representatives are based upon certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words “believes,” “expects,” “intends,” “anticipates,” “plans,” “seeks,” “estimates,” “projects,” “may” or similar expressions. Factors that could cause actual results, events and developments to differ include, without limitation, capital market conditions, the risk that the Company may not be successful in identifying any suitable future acquisition opportunities, the risks that may affect the performance of the operating subsidiaries of the Company and those factors listed under the caption “Risk Factors" in the Company’s prospectus filed with the Securities and Exchange Commission on May 9, 2011 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended. All forward-looking statements described herein are qualified by these cautionary statements and there can be no assurance that the actual results, events or developments referenced herein will occur or be realized. The Company does not undertake any obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operation results.

CONTACT:

APCO Worldwide
Jeff Zelkowitz, 646-218-8744
jzelkowitz@apcoworldwide.com

or

Harbinger Group Inc.
Francis T. McCarron, CFO, 212-906-8560
investorrelations@harbingergroupinc.com
SOURCE Harbinger Group Inc.

Exhibit H

Transactions in the Shares

Transaction Date	Quantity Acquired	Price
August 8, 2011	100,000	5.16
August 9, 2011	50,000	5.01
August 10, 2011	27,000	4.89
August 11, 2011	21,500	5.01
August 12, 2011	50,000	5.10
August 12, 2011	10,000	5.11
August 15, 2011	100,000	5.70
August 16, 2011	100,000	5.85
August 17, 2011	100,000	5.74

Exhibit I
JOINT FILING AGREEMENT

The undersigned agree that this Amendment to Schedule 13D relating to the shares of Common Stock (no par value per share) of North American Energy Partners Inc., a Canadian corporation, shall be filed on behalf of the undersigned.

HARBINGER GROUP INC.
By:	/s/ Philip A. Falcone
	Name:	Philip A. Falcone
	Title:	Chief Executive Officer

/s/ Philip A. Falcone
Philip A. Falcone

August 18, 2011